

Mailstop 3233

January 27, 2017

Via E-mail
Liu Xiangyao
Chief Executive Officer
Yangtze River Development Limited
183 Broadway, Suite 5
New York, NY 10007

> **Re:** **Yangtze River Development Limited**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed January 9, 2017**
> **File No. 333-209579**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2017 letter.

Description of Business

Armada Financing, page 30

1.   We note your response to comment 2 of our letter and reissue in part our prior comment. Please revise to describe the basis for Beijing Jinggang Real Estate Appraisal Co., Ltd.'s determination that $1.66 billion is a fair reflection of the value of the project in Wuhan or advise us why such disclosure is not necessary. We further note that your disclosure on page 43 states "[w]e determined the valuation of $1.66 billion <u>of the Company</u> is a fair reflection of the value of the project in Wuhan" (emphasis added). Please revise to remove the phrase "of the Company" for clarity. Additionally, please revise your disclosure here and elsewhere as appropriate to identify Beijing Jinggang Real Estate Appraisal Co., Ltd. as an expert.

Consolidated Financial Statements for the Nine Months Ended September 30, 2016 and 2015

20. Subsequent Event, page F-38

2.   We have considered your response to comment 4 and note your intent to account for the equity interest with Wight under the equity method of accounting. It appears that your acquisition of an investment in Wight is significant in accordance with Rule 8-04 of Regulation S-X. Please revise your filing to include financial statements of Wight pursuant to Rule 8-04 of Regulation S-X and pro-forma financial information pursuant to Rule 8-05 of Regulation S-X.

Division of Investment Management

3.   Section 3(a)(1)(C) of the Investment Company Act of 1940 (the "1940 Act") defines "investment company" as any issuer that is engaged in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer's total assets (exclusive of government securities and cash items) on an unconsolidated basis. Section 3(a)(1)(A) of the 1940 Act defines "investment company" as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. In light of the foregoing, please advise us as follows:

    a.   Your response letter contains a chart ("Chart") indicating that the Company acquired $402 million in investment securities on December 12, 2016. Please confirm to us that the $402 million in investment securities disclosed on the Chart represents all of the Company's interest in Wight and Armada LP. Please confirm to us that the Company does not and did not at any time covered by the Chart own or propose to acquire any other investment securities within the meaning of section 3(a)(1)(C) of the 1940 Act.

    b.   On page F-38 of the Prospectus, under "Armada Transaction", third and fourth paragraphs, you state that the Company provided a $500 million convertible promissory note and 60 million of its shares (worth $500 million at your estimate of $8.33 per shares) in exchange for the interests in Wight/Armada LP. You also state that the interests in Wight have "an aggregate value of $1 billion." In light of these facts, please explain to us more fully how you arrived at your estimate in the Chart that the interests Wight/Armada LP are worth only $402 million.

    c.   Please explain to us why the company is not an investment company within the meaning of section 3(a)(1) of the 1940 Act during the period when, according to the Chart, the Company owned or proposed to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.

You may contact Wilson Lee at (202) 551-3468 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comments regarding the Investment Company Act, please contact Kieran G. Brown in the Division of Investment Management at (202) 551-6773. Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: John O'Leary
       Lucosky Brookman